UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2024

Commission File Number: 005-91913

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Distribution of Proxy Statement

On February 27, 2024, Fusion Fuel Green PLC (the “Company”) distributed a definitive proxy statement to shareholders for an extraordinary general meeting of shareholders to be held on March 20, 2024. A copy of the proxy statement is annexed as Exhibit 99.1 hereto.

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Definitive Proxy Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: February 27, 2024	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer